FOR IMMEDIATE RELEASE	September 25, 2023

Micromem Update on Purchase Orders

Toronto, Ontario and New York, New York, September 25, 2023 - Micromem Technologies Inc. (CSE: MRM) (OTCQB: MMTIF) ("Micromem") ("the Company") is pleased to announce that it has received the first installment payment towards the purchase order received for the initial sale of 2 of its ARTRA units (the "Units") for its project in Romania. This first installment of $63,800 USD is one of 4 payments to be received; the total funds to be received by Micromem for these initial 2 units will exceed $280,000 USD.

The Company has been advised that it can expect purchase orders for an additional 3 ARTRA units.  Each of the 5 ARTRA units ordered will be used for testing by  different clients. As previously announced, the Units will be produced and shipped to Romania by the Company's California-based contractor/partner, Entanglement Technologies, and will be used to assess our analytics software for both natural gas and oil applications.

The Company expects that  the Units will be delivered to the clients before the calendar yearend. The analytics software system will be designed around analyzing tracer compounds which were previously successfully tested by Chevron.  Micromem is confident that these analytics tests will be successful.  Following positive testing at the University of Ploiesti in Romania,  the software will be installed in the Units and evaluated by the Romanian partners.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTC QB: MMTIF, CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-QB - Symbol: MMTIF

 CSE - Symbol: MRM

Shares issued 507,829,229

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com